UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 6, 2006
Commission File Number 1-32591
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SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
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Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated July 6, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 6, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION EXERCISES OPTION TO BUILD FOUR NEW
2500 TEU VESSELS

- 12-Year Charters Arranged with CSCL Asia -
- Company Also has Uncommitted Option for Four Additional 2500 TEU Vessels -

Hong Kong, China, July 6, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it exercised its option to build four 2500 TEU vessels at Jiangsu Yangzijiang Shipbuilding (“YZJ”) in China. This option was part of the February transaction with YZJ that included the firm order of four 2500 vessels and options to build eight more at the same price. These new orders will increase the company’s total fleet to 33 vessels when the vessels are delivered between May and August 2009. The total delivered cost is expected to be approximately $44.7 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous twelve-year charter agreements for these four vessels with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”) at an initial rate of $16,750 per day, increasing to $16,900 per day after six years. These are the same terms and conditions as the charters for the first four vessels in the series. CSCL Asia is a subsidiary of China Shipping Container Lines Co. Ltd. (“CSCL”), the world’s seventh largest liner company. CSCL will guarantee CSCL Asia’s performance under the charter parties.

Each new vessel is expected to contribute between $4.4 million and $4.8 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This should result in an increase in distributable cash when the vessels are delivered and operating.

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“The exercise of this option is consistent with our practice of expanding our fleet by constructing series of sister vessels,” said Gerry Wang, Chief Executive Officer of Seaspan. “This will bring to eight the number of 2500 TEU ships we have ordered at Yangzijiang Shipbuilding and we still hold an option to order a further four vessels. The long-term charters agreed with CSCL Asia expand our relationship with this very important customer and will contribute to the growth and stability of our cash flow.”

The remaining group of four 2500 TEU option vessels are priced at the same level as the eight already ordered. The option to build the remaining four vessels in the series will only be exercised if acceptable long-term charters are arranged. Seaspan has until September 30, 2006 to exercise this final option.

Seaspan Management Services Limited (“SMSL”) will supervise the construction of the new vessels and operate the ships for Seaspan. YZJ, which is building the vessels, is located on the Yangtze River in the Jiangsu Province of China. The yard has been in business for over 30 years and is one of the largest private shipyards in China. Predecessor companies of SMSL successfully built barges and tug hulls at the yard in the 1990s. The SMSL technical team will, as with other newbuilding orders, manage the ship design and oversee the construction, to ensure uniformity with the existing fleet.

A credit facility recently arranged through DnB Nor will provide the debt financing for the first four option vessels as well as the first four vessels in this series and the two 3500 TEU vessels Seaspan is currently building at Zhejiang Shipyard.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 16 containerships consisting of fourteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 37 months, Seaspan will add 17 additional vessels to its fleet, including five 4250 TEU vessels, two 9600 TEU vessels, two 3500 TEU vessels and eight 2500 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future acquisitions by Seaspan and other potential financial and other benefits relating to the charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for our vessels, either generally or in particular regions; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; and other factors described from time to time in the reports filed by Seaspan with the SEC, including our Registration Statement on Form F-1, our Annual Report on Form 20-F, when filed, and our reports on Form 6-K.

Contact:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

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